EXHIBIT 12.1

U.S. Shipping Partners L.P.
Computation of Ratio of Earnings to Fixed Charges
(dollar amounts in thousands) (unaudited)

	Year Ended									Nine Months Ended
	December 31,									September 30,
	2001(A)	2001(A)		2003		2004		2005		2005		2006

Income from operations before income taxes and minority interest in Joint Venture losses	$—	$(646)		$2,505		$4,567		$17,439		$16,503		$7,707
Add:
Interest expense	—	2,978		10,039		9,960		6,407		4,641		9,061
Total earnings	$—	$2,332		$12,544		$14,527		$23,846		$21,144		$16,768

Fixed charges:
Interest expense (including amortization of Deferred Financing Costs)	$—	$2,978		$10,039		$9,960		$6,407		$4,641		$9,061
Capitalized interest	—	—		—		72		1,256		774		2,518
Total fixed charges	$—	$2,978		$10,039		$10,032		$7,663		$5,415		$11,579

Ratio of earnings to fixed charges	—		(B)	1.25	X	1.45	X	3.11	X	3.90	X	1.45	X

(A) U.S. Shipping partners L.P. was formed on July 16, 2002 and commenced operations on September 13, 2002. As a result, no ratio of earnings to fixed charges is presented for the year ended December 31, 2001 and the ratio presented for 2002 is for the period from July 16, 2002 through December 31, 2002.

(B) Deficiency in ratio of earnings to fixed charges for the period from July 16, 2002 through December 31, 2002 was $646 in earnings.